Exhibit 3.1 The Ryland Group, Inc. Articles of Amendment

THE RYLAND GROUP, INC.
ARTICLES OF AMENDMENT

     The Ryland Group, Inc., a Maryland corporation (which is hereinafter called the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

     FIRST: The name of the Corporation is “The Ryland Group, Inc.” The Corporation desires to amend its Amended and Restated Articles of Incorporation as currently in effect. The Articles of Incorporation of the Corporation were originally filed with the SDAT on March 27, 1967 and were last amended by Articles of Amendment and Restatement filed with the SDAT on May 3, 1988.

     SECOND: Pursuant to Section 2-607 of the Maryland General Corporation Law (the “MGCL”), these Articles of Amendment (these “Articles”) amend the provisions of the Amended and Restated Articles of Incorporation of the Corporation.

     THIRD: The text of Article Sixth, clause (a) of the Corporation’s Amended and Restated Articles of Incorporation as currently in effect is amended and restated in its entirety to read as follows:

     “SIXTH: (a) The total number of shares of stock of all classes and series which the Corporation has authority to issue is 200,000,000 shares of capital stock, all of which shares are initially classified as “Common Stock” of the par value $1.00 per share. The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the class and series designations of shares of stock or setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of such shares of capital stock.”

     FOURTH: At a meeting of the Board of Directors held on February 23, 2005, each member of the Board approved these Articles, declared these Articles to be advisable and directed these Articles submitted to the stockholders of the Corporation for consideration and approval.

     FIFTH: The holders of the Common Stock, the only class of stock issued, outstanding and entitled to vote thereon, adopted and approved these Articles at a meeting of the stockholders held on April 20, 2005.

     SIXTH: Prior to the filing of these Articles, the Corporation has authority to issue 80,000,000 shares of capital stock, all of which was classified as Common Stock. Prior to the filing of these Articles, the aggregate par value of all authorized shares of capital stock having par value is $80,000,000.

     SEVENTH: Upon the filing of these Articles, the Corporation has authority to issue 200,000,000 shares of capital stock, all of which is classified as Common Stock. Upon the filing of these Articles, the aggregate par value of all authorized shares of capital stock having par value is $200,000,000.

     EIGHTH: None of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption of any class of the Corporation’s capital stock was changed by these Articles.

  IN WITNESS WHEREOF, under penalties of perjury, I have signed these Articles of Amendment, acknowledging the same to be my act, on April 20, 2005.

By:	/s/ R. Chad Dreier

Name:	R. Chad Dreier
Title:	Chairman of the Board of Directors,
Chief Executive Officer and President

Witness:

By:	/s/ Timothy J. Geckle

Name: Timothy J. Geckle
Title: Senior Vice President and Secretary

CONSENT OF RESIDENT AGENT

THE UNDERSIGNED, hereby consents to act as resident agent in Maryland for The Ryland Group, Inc., a Maryland corporation.

CSC-LAWYERS INCORPORATING SERVICE COMPANY

By:	/s/ Vivien Mitchell

Printed Name & Title:	Vivien Mitchell